

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2012

Via E-mail
David R. Walton
Chief Operating Officer, General Counsel and Secretary
c/o Aircastle Advisor LLC
300 First Stamford Place, 5th Floor
Stamford, Connecticut 06902

> **Re: Aircastle Limited**
> **Registration Statement on Form S-4**
> **Filed February 17, 2012**
> **File No. 333-179588**

Dear Mr. Walton:

　　We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are incorporating certain documents by reference into your prospectus. Further, we note that your Form 10-K for the fiscal year ended December 31, 2011 incorporates the information required by Part III by reference to your Proxy Statement for your 2012 Annual General Meeting of Shareholders. Please note that we cannot accelerate the effectiveness of the registration statement until the information required by Part III of Form 10-K is filed and is incorporated into your registration statement.

Prospectus Cover Page

2. Please disclose the title and amount of securities being offered. See Item 501(b)(2) of Regulation S-K.

3. As currently represented, the offer could be open for less than 20 full business days due to the 9:00 a.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth full business day. See Rule 14d-1(g)(3). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Securities Act.

The Exchange Offer, page 18

Terms of the Exchange Offer; Period for Tendering Old Notes page 18

4. We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Conditions to the Exchange Officer, page 21

5. We note that the fourth clause under "Conditions to the Exchange Offer" allows you to determine in your "sole judgment," and in certain cases, in your "reasonable judgment" whether the specified condition has occurred. Further, we note that you are permitted to use your "reasonable judgment" to determine whether the occurrence of certain conditions makes it inadvisable to proceed with the exchange offer. Please revise to include an objective standard for the determination of whether the conditions have been satisfied.

Note Guarantees, page 27

6. We note your disclosure on page six, and elsewhere in your prospectus, that the notes will not be guaranteed by any of your subsidiaries or any third party. However, your disclosure on page 27 suggests that in certain circumstances your subsidiaries may in the future guarantee the notes. Please advise and reconcile your disclosure accordingly.

Undertakings

7. Please delete the undertaking in paragraph (a)(4) as it is not applicable.

8. Please include the undertakings in Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

Exhibits

Exhibit 5.1

9. Please have counsel revise the opinion to opine on whether the company has the power to enter into and create the obligations under the New Notes and has taken the required steps to authorize entering into the New Notes. See Staff Legal Bulletin No. 19 (October 14, 2011).

Exhibit 5.2

10. We note that counsel assumes that the company had the power to enter into and perform all obligations of the executed documents and that the company had the power to enter into and perform all obligations thereunder. Counsel cannot assume due authorization, execution and delivery of documents by the company, and that the company has the power to enter into and perform all obligations under such documents. Please revise the opinion accordingly.

11. Please have counsel delete the assumption in paragraph (c) of the opinion, as such an assumption is overly broad and not appropriate. See Staff Legal Bulletin No. 19 (October 14, 2011).

Form 10-K for the Fiscal Year Ended December 31, 2011

General

12. You state on page 10 of your Form 10-K for the fiscal year ended December 31, 2011 that in regard to your lease and sale of aircraft to foreign entities, you are subject to BIS and OFAC regulations, which impose restrictions on the operations of U.S.-made goods, such as aircraft and engines, in sanctioned countries. It appears that certain of your largest customers provide flights to Cuba, Iran, Sudan, and/or Syria. As you know, Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, or anticipated contacts with the referenced countries, whether through direct or indirect arrangements, since your letter to us dated June 29, 2009. Your response should describe any products, components, equipment, technology, or services you have provided to those countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by them. In this regard, address whether any of your customers have operated or intend to operate aircraft leased or purchased from you in flights to any terrorism-sponsoring countries.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Erin Jaskot, Staff Attorney, at 202-551-3442, or myself, at 202-551-3765 with any questions.

Sincerely,

/s/ Jay Ingram *for*

Pamela Long
Assistant Director

cc: Andrew J. Brady, Esq. (*via E-mail*)
        Skadden, Arps, Slate, Meagher & Flom LLP